                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D-A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                            IDG Books Worldwide, Inc.
                                (Name of Issuer)

                Class A Common Stock $0.0001 par value per share
                         (Title of Class of Securities)

                                   44934 10 6
                                 (CUSIP Number)

                           Edward N. Gadsby, Jr., Esq.
                             Foley, Hoag & Eliot LLP
                             One Post Office Square
                                Boston, MA 02109
                                 (617) 832-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 7, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                       PAGE 2 OF 12 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Enterprises, Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

         Number of             7        SOLE VOTING POWER
          shares                        0
       beneficially
         owned by              8        SHARED VOTING POWER
           each                         10,901,516
         reporting
          person               9        SOLE DISPOSITIVE POWER
           with                         0

                              10        SHARED DISPOSITIVE POWER
                                        10,901,516

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,901,516

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              74.4%

    14        TYPE OF REPORTING PERSON*
              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                       PAGE 3 OF 12 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Holdings, Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

         Number of              7        SOLE VOTING POWER
          shares                         0
       beneficially
         owned by               8        SHARED VOTING POWER
           each                          10,901,516
         reporting
          person                9        SOLE DISPOSITIVE POWER
           with                          0

                               10        SHARED DISPOSITIVE POWER
                                         10,901,516

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,901,516

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              74.4%

    14        TYPE OF REPORTING PERSON*
              CO

                                  SCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                      PAGE 4 OF 12 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              International Data Group, Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Massachusetts


         Number of         7        SOLE VOTING POWER
          shares                    0
       beneficially
         owned by          8        SHARED VOTING POWER
           each                     10,901,516
         reporting
          person           9        SOLE DISPOSITIVE POWER
           with                     0

                          10        SHARED DISPOSITIVE POWER
                                    10,901,516

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,901,516

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                      [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              74.4%

    14        TYPE OF REPORTING PERSON*
              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                      PAGE 5 OF 12 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Patrick J. McGovern

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.



         Number of               7        SOLE VOTING POWER
          shares                          10,901,516
       beneficially
         owned by                8        SHARED VOTING POWER
           each                           5,000
         reporting
          person                 9        SOLE DISPOSITIVE POWER
           with                           10,901,516

                                10        SHARED DISPOSITIVE POWER
                                          5,000

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,906,516

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              74.4%

    14        TYPE OF REPORTING PERSON*
              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
         NO AMENDMENT

ITEM 2.  IDENTITY AND BACKGROUND
         NO AMENDMENT

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         NO AMENDMENT

ITEM 4.  PURPOSE OF TRANSACTION

         On January 26, 2000, IDG announced in a press release that it planned to purchase up to

500,000 shares of IDG Books Worldwide, Inc. common stock, or 3.4 percent of the current outstanding shares, from time to time at prevailing market prices. IDG then stated in its press release that at current prices, IDG believed that IDG Books Worldwide, Inc. shares represented a good value, and so IDG had decided to increase its holdings.

         IDG, through its indirect wholly-owned subsidiary, Enterprises, began purchasing shares pursuant to this plan on January 27, 2000. Through February 16, 2000, IDG had purchased 179,100 shares in open market transactions. Each of these purchases and each other transaction in IDG Books Common Stock effected by the reporting persons during the sixty days preceding the date of this Schedule 13D are listed on Schedule 2 hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information for each reporting person contained in Items 5 through 11 of the cover pages of this statement is incorporated by reference. For all of the reporting persons other than Mr. McGovern, the total of 10,901,516 shares includes 10,759,849 shares of Class A Common Stock of IDG Books held by Enterprises, 16,667 shares of Class A Common Stock subject to options held by IDG and exercisable within 60 days from the date of this report and 125,000 shares of Class B Common Stock of IDG Books held by Enterprises. The Class B Common Stock entitles the holder to ten votes per share.

         For Mr. McGovern, the total of 10,906,516 shares includes all of the shares discussed in the foregoing paragraph as well as 5,000 shares of Class A Common Stock held by Mr. McGovern's wife. Mr. McGovern disclaims beneficial ownership of these shares.

         For each reporting person, the total number of shares represents approximately 74.4% of the shares of IDG Books Common Stock deemed outstanding on February 16, 2000. Because the Class B Common Stock entitles its holder to ten votes per share, the shares represent approximately 76.2% of the voting power of IDG Books.

         All transactions in IDG Books Worldwide, Inc. common stock effected by the reporting persons during the sixty days preceding the date of this Schedule 13D are listed on Schedule 2 hereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER
         NO AMENDMENT

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         NO AMENDMENT

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                               February 17, 2000
                                               ---------------------------------
                                               (Date)

                                               IDG Enterprises, Inc.

                                                By:     /s/ Edward B. Bloom
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President

                                               IDG Holdings, Inc.

                                                By:     /s/ Edward B. Bloom
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               International Data Group, Inc.

                                                By:     /s/ Edward B. Bloom
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               /s/ Patrick J. McGovern*
                                               ---------------------------------
                                               Patrick McGovern


* By Edward N. Gadsby, Jr., as attorney-in-fact

                                   Schedule 1

            EXECUTIVE OFFICERS AND DIRECTORS OF IDG ENTERPRISES, INC.

         The name and present principal occupation or employment of each director and executive officer of IDG Enterprises, Inc. is set forth below. Unless otherwise indicated, each person below is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is c/o International Data Group, Inc., One Exeter Plaza, 15th Floor, Boston, MA 02116-1200. To the knowedge of IDG Enterprises, Inc., no person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS OF IDG ENTERPRISES, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.

Kari Johnson          Banking Services             PNC Bank
                                                   300 Delaware Ave.
                                                   Wilmington, DE 19801

Jayne C. Enos         Vice President,
                      International Data
                      Group, Inc.

EXECUTIVE OFFICERS OF IDG ENTERPRISES, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Andrew Panaccione     Accounting Services          Entity Services, Inc.
                                                   103 Faulk Road
                                                   Wilmington, DE 19803

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.

             EXECUTIVE OFFICERS AND DIRECTORS OF IDG HOLDINGS, INC.

         The name and present principal occupation or employment of each director and executive officer of IDG Holdings, Inc. is set forth below. Unless otherwise indicated, each person below is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is IDG Books Worldwide, Inc., 919 East Hillsdale Boulevard, Suite 400, Foster City, CA 94404. No person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS OF IDG HOLDINGS, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.


Kari Johnson          Banking Services             PNC Bank
                                                   300 Delaware Ave.
                                                   Wilmington, DE 19801

Jayne C. Enos         Vice President,
                      International
                      Data Group, Inc.


Susan K. Beesley      Banking Services             PNC Bank
                                                   300 Delaware Ave.
                                                   Wilmington, DE 19801

EXECUTIVE OFFICERS OF IDG HOLDINGS, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Andrew Panaccione     Accounting Services          Entity Services, Inc.
                                                   103 Faulk Road
                                                   Wilmington, DE 19801

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.

       EXECUTIVE OFFICERS AND DIRECTORS OF INTERNATIONAL DATA GROUP, INC.

         The name and present principal occupation or employment of each director and executive officer of International Data Group, Inc. is set forth below. Unless otherwise indicated, each person below is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is International Data Group, Inc., One Exeter Plaza, 15th Floor, Boston, MA 02116-1200. To the knowledge of International Data Group, Inc., no person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS OF INTERNATIONAL DATA GROUP, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Patrick J. McGovern   Chairman,
                      International Data Group,
                      Inc.

W. Walter Boyd        retired

Stephen E. Coit       artist                       24 Frances Street, Cambridge, MA

Etienne Davignon*     Chairman, Societe
                      General de Belgique          Rue Royale 30, Brussels B-1000, BELGIUM

Robert A. Farmer      Former U.S. Consul
                      to Bermuda                   1455 Ocean Drive, Miami Beach, FL  33139

Robert M. Metcalfe    Vice President,
                      Technology, International
                      Data Group, Inc.

William P. Murphy     retired

Abraham Siegel        retired

V. Orville Wright     retired

* Citizen of Belgium


EXECUTIVE OFFICERS OF INTERNATIONAL DATA GROUP, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Patrick J. McGovern   Chairman

Kelly P. Conlin       President

Edward B. Bloom       Vice President
                      & Treasurer

Jayne C. Enos         Vice President

James G. Ghirardi     Vice President

Marion Kibbee         Vice President

Robert M. Metcalfe    Vice President

Kevin Krull           Vice President

                                   Schedule 2

                       Transactions in the Past Sixty Days

PURCHASES BY ENTERPRISES

    Beginning January 27, 2000, IDG Enterprises, Inc. made the following acquisitions of shares of Class A Common Stock of IDG Books Worldwide, Inc. The shares were purchased in market transactions.

Date of Purchase:     Number of Shares:     Price per share:

January 27, 2000           15,000               $10.3108

January 28, 2000           19,000               $ 9.7966

January 31, 2000           20,000               $ 9.7009

February 1, 2000           10,100               $10.4459

February 2, 2000            4,500               $11.4761

February 3, 2000           11,100               $12.7844

February 4, 2000           20,500               $13.8464

February 7, 2000           12,500               $13.7275

February 8, 2000           22,100               $13.7889

February 9, 2000            5,000               $12.8212

February 10, 2000           7,800               $12.9719

February 11, 2000           3,000               $13.6441

February 14, 2000           5,000               $13.6650

February 15, 2000           3,500               $13.4596

February 16, 2000          20,000               $13.8963

CONVERSION OF CLASS B COMMON STOCK

    On February 4, 2000, IDG Enterprises, Inc. converted 75,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

VESTING OF OPTIONS

    On January 7, 2000, options held by IDG to purchase shares of Class A Common Stock of IDG Books became exercisable for 1,667 additional shares, pursuant to the terms of the options.

ACQUISITION OF SHARES

     On January 4, 2000, Lore McGovern acquired 4,000 shares of Class A Common Stock of IDG Books in market transactions at a price of $11.75 per share. Lore McGovern is the wife of Patrick J. McGovern, Chairman of International Data Group, Inc. Mr. McGovern disclaims beneficial ownership of these shares.